

07022102

TESCO

News release...

Wednesday 21 March 2007

TESCO ANNOUNCES NEW PROPERTY JOINT VENTURE

Tesco today announced a £650 million property joint venture with British Land, an existing partner in a number of other property transactions.

The deal will generate Tesco net proceeds of £570 million, with recognised property profits of £142 million. The 50/50 joint venture enables Tesco to release funding for its future growth, whilst maintaining the flexibility to operate and adapt its property assets.

This partnership is the second phase of the property sale and leaseback programme announced in April 2006, and follows a transaction with British Airways Pension Fund, announced in January 2007, which raised proceeds of £445 million.

The joint venture takes advantage of attractive conditions within the debt and equity markets, being reflected in an initial yield of less than 4.5%. The sole debt provider was Goldman Sachs International.

The transaction includes 21 Tesco stores, accounting for approximately 3% of Tesco UK property assets by square footage. The joint venture is for a term of 20 years with an early termination option in 2017. Annual rental uplifts are linked to a limited prices index calculated by reference to RPI, collared between zero and 3.5% per annum.

Contacts:

Investor Relations:	Chris Griffith	01992 644 116
Press:	Jonathan Church	01992 644 645
	Angus Maitland	020 7379 5151